UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                            37Point9
                         (Name of Issuer)

             Common Stock, par value $.001 per share
                  (Title of Class of Securities)

                            844309 10 5
                          (CUSIP Number)

                       K. Crandal McDougall
                      1420 Black Ridge Drive
                       El Paso, Texas  79912
                            915 203 8041
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 28, 2001
     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

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CUSIP No. 844309 10 5
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     1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             K. Crandal McDougall

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     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

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     3.  SEC USE ONLY

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     4.  SOURCE OF FUNDS*
           OO (See Item 3.)

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     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

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     6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

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                   7.  SOLE VOTING POWER
                           1,558,400 shares of Common Stock

                  ----------------------------------------------
Number of
Shares             8.  SHARED VOTING POWER
Beneficially               -0-
Owned by          ----------------------------------------------
Each
Reporting          9.  SOLE DISPOSITIVE POWER
Person                     1,558,400
with              ----------------------------------------------

                   10. SHARED DISPOSITIVE POWER
                           -0-
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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
              1,558,400

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     12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                06.63%

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     14. TYPE OF REPORTING PERSON
                IN

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           *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                        ATTESTATION.

                        SCHEDULE 13D

ITEM 1.      SECURITY AND ISSUER.

                 This statement relates to the Common Stock of 37Point9, formerly Great Basin Water Company. 37Point9's executive offices are located at 2950 E. Flamingo Rd. Suite F,
Las Vegas, NV 89121.

ITEM 2.      IDENTITY AND BACKGROUND.

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 1.(a)  Name:                   K. Crandal McDougall

   (b)  Residence:              1420 Black Ridge Drive
                                El Paso, TX  79912

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   (c)  Principal Occupation    Attorney
        and Business Address    1420 Black Ridge Drive
                                El Paso, TX  79912

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   (d)  Criminal Convictions:   None

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   (e)  Civil Proceedings:      None

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   (f)  Citizenship:            United States

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ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER
                CONSIDERATION.

                Mr. McDougall acquired shares during the period covered by this report as payment for services rendered.

ITEM 4.        PURPOSE OF TRANSACTION.


     This Amendment No. 2 is filed to report the acquisition of 100,000 shares of Common Stock on June 28, 2001 as payment for services rendered to the registrant.



ITEM 5.        INTEREST IN THE SECURITIES OF THE ISSUER.

(a) Mr. McDougall owns an aggregate of 1,558,400 shares of Common
Stock. Based upon the 24,759,973 shares of Common Stock outstanding as of March 31, 2001 (as set forth in the Company's Quarterly Report on Form 10-QSB for the period ended
March 31, 2001), the shares which may be deemed to be beneficially owned by Reporting Person represent approximately
06.63% of the shares of Common Stock outstanding.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page and the responses to Items 4 and 5(a) above.

(c) Not applicable.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
               ISSUER.

               Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.

                          SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: July 16, 2001



/s/ K. CRANDAL MCDOUGALL
K. Crandal McDougall